1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 14, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or the “Registrant”)

File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a May 13, 2009 telephone conversation, we discussed certain Securities and Exchange Commission staff (the “Staff”) comments in response to the May 5, 2009 response letter submitted on behalf of the Registrant along with the Registrant’s amended registration statement, filed on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940, as filed on May 5, 2009, in connection with the offering of the Registrant’s initial series, PIMCO 1-3 Year U.S. Treasury Index Fund (the “Fund”). You requested that we respond to one of the Staff comments in writing to facilitate the Staff’s further consideration of such comment in support of declaring the Trust’s registration statement effective. The comment and the Registrant’s response are set forth below. This response supplements the response to Comment 9 provided on behalf of the Registrant in the prior response letter dated May 5, 2009.

Statement of Additional Information

Comment: Procedures for Creating Creation Units, page 26. Placement of Redemption Orders, page 29. Disclosure in each of these sections states that orders requesting substitution of a “cash-in-lieu” amount or an all-cash payment (collectively, “Cash Orders”) generally should be received by the Trust or its designee no later than 2:00 p.m. Eastern in order to be priced at the Fund’s net asset value next calculated at the Fund’s closing time, normally 4:00 p.m. Eastern (“Closing Time”). Due to the 2:00 p.m. cut-off, Cash Orders received after 2:00 p.m. would be priced the next Business Day and not at the Fund’s Closing Time of the same Business Day.

It is the Staff’s position that when the Trust or its designee requests, through the facilities of the National Securities Clearing Corporation prior to the opening of the Listing Exchange (the “Standard Basket”), Cash Orders for purchases or redemptions of Creation Units, the Trust or its

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Brion Thompson May 14, 2009 Page 2

designee should accept such Cash Orders until the Closing Time. However, it is the Staff’s position that when an Authorized Participant requests Cash Orders for purchases or redemptions of Creation Units that differs from the Standard Basket (“Non-Standard Cash Orders”), the Trust or its designee may require that such Non-Standard Cash Orders be submitted one hour prior to the Fund’s Closing Time.

Response: The Registrant will revise its disclosure, as applicable, to clarify that all Standard Basket Cash Orders will be accepted until the Fund’s Closing Time. However, the Registrant respectfully requests that it be permitted to require Authorized Participants that request Non-Standard Cash Orders to submit such orders one hour prior to the closing time for the bond markets, as such closing time is determined by the Securities Industry and Financial Markets Association (the “Bond Market Close”).

The Bond Market Close is normally 3:00 p.m. Eastern in contrast to the normal equities market close of 4:00 p.m. Eastern. As you know, the Fund will be substantially invested in Treasury bonds. PIMCO, as investment manager, will typically buy and sell Treasury bonds on behalf of the Fund through the facilities of the bond markets until the Bond Market Close. It is the view of the Fund and PIMCO that it may not be in the best interests of the Fund to permit Non-Standard Cash Orders to be placed up to the time of the Bond Market Close, and that the proposed 2:00 p.m. Eastern cut-off time for such orders is reasonably designed in the best interests of the Fund while still facilitating Non-Standard Cash Orders by Authorized Participants.

Once a Cash Order is received, the parties involved (i.e. the Transfer Agent, Distributor, PIMCO) will require anywhere from 20 to 60 minutes to process the Cash Order in an orderly manner. For instance, in the purchasing of creation units context, in order to effectively deploy cash received through a Cash Order, the portfolio manager must execute trades prior to the Bond Market Close. After the Bond Market Close, the quantity and quality of bonds trading in the over-the-counter market is diminished and the transaction costs are higher. To avoid this outcome, and since the parties involved may logistically require up to one hour to effectively process Cash Orders, the Registrant seeks to cut off Non-Standard Cash Orders one hour prior to the Bond Market Close (i.e. normally 2:00 p.m. Eastern).

The earlier cut-off time will be beneficial to the Fund, Fund shareholders and potential investors. In the purchasing of creation units context, if the Transfer Agent receives Non-Standard Cash Orders by the earlier cut-off time, the Fund will have enough time to effectively deploy cash to purchase high-quality bonds in sufficient quantities through the facilities of the open bond markets. In the redeeming of creation units context, if the Transfer Agent receives Non-Standard Cash Orders by the earlier cut-off time, the Fund will have enough time to effectively raise cash by selling bonds in sufficient quantities through the facilities of the open bond markets.

Brion Thompson May 14, 2009 Page 3

Furthermore, permitting the Registrant or its designee to negotiate Non-Standard Cash Orders at the request of Authorized Participants throughout the trading day promotes efficiency, liquidity and the arbitrage mechanisms inherent in the ETF creation unit structure by expanding the pool of Authorized Participants available and willing to purchase and redeem creation units. By requiring the Registrant to accept Non-Standard Cash Orders until the Bond Market Close, there may be limited incentive to negotiate Non-Standard Cash Orders for the logistical reasons described above. The commensurate reduced pool of Authorized Participants will ultimately be detrimental to Fund investors in so far as there will be less Authorized Participants available to facilitate creation unit orders in Fund shares.

The Registrant acknowledges that the position and rationale set forth above is specific to the facts presented, and in particular the relationship between the proposed 2:00 p.m. Eastern cut-off time and the Bond Market Close.

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We believe that the foregoing has been responsive to your request. Please call the undersigned at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng
Adam T. Teufel